Exhibit 99

December 20, 2019
The Compensation Committee
of the Board of Directors
The Walt Disney Company
500 S. Burns Vista Drive
Burbank, CA

Ladies and Gentlemen:

Waiver of Rights to Extension Bonus
Pursuant to an amendment to my Employment Agreement, dated March 22, 2017, the Company agreed to provide me a one-time, non-recurring cash bonus of $5 million, subject to the terms and conditions specified in such amendment (the “Extension Bonus”), in consideration of my agreeing to extend the then current term of my Employment Agreement. In recognition of the compensation opportunities that will continue to be available to me by reason of my employment continuing following the date of such extension, this hereby confirms my agreement to irrevocably waive any and all rights I currently have or may hereafter have to receive any payment in respect of such Extension Bonus.

Sincerely,

/s/ ROBERT A. IGER
Robert A. Iger